

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Robert C. Haines
Executive Vice President and Chief Financial Officer
LCNB Corp.
2 North Broadway
Lebanan, Ohio 43036

      Re: LCNB Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-35292

Dear Robert C. Haines:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance